UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

CELESTICA INC.

(Name of Issuer)
Common Shares

(Title of Class of Securities)
15151Q207

(CUSIP Number)

May 3, 2024**
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**Beneficial ownership information reported herein is as of 5/8/2024.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15151Q207	SCHEDULE 13G	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS Whale Rock Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,512,242
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,512,242
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,512,242
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.32%
12		TYPE OF REPORTING PERSON OO

CUSIP No. 15151Q207	SCHEDULE 13G	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS Alexander Sacerdote
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,512,242
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,512,242
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,512,242
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.32%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 15151Q207	SCHEDULE 13G	Page 4 of 8 Pages

Item 1.	(a) Name of Issuer

CELESTICA INC.

Item 1.	(b) Address of Issuer’s Principal Executive Offices

5140 Yonge Street, Suite 1900

Toronto, Ontario

Canada M2N 6L7

Item 2.	(a) Names of Person Filing:

Whale Rock Capital Management LLC

Alexander Sacerdote

Item 2.	(b) Address of Principal Business Office:

Whale Rock Capital Management LLC

2 International Place, 24th Floor

Boston, MA 02110

Alexander Sacerdote

2 International Place, 24th Floor

Boston, MA 02110

Item 2.	(c) Citizenship:

Whale Rock Capital Management LLC - Delaware

Alexander Sacerdote - United States

Item 2.	(d) Title of Class of Securities

Common Shares

Item 2.	(e) CUSIP No.:

15151Q207

CUSIP No. 15151Q207	SCHEDULE 13G	Page 5 of 8 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Not Applicable

CUSIP No. 15151Q207	SCHEDULE 13G	Page 6 of 8 Pages

Item 4. Ownership

Reference is hereby made to Items 5-9 and 11 of this Schedule, which Items are incorporated by reference herein.

The securities to which this Schedule relates (the "Securities") are owned by certain investment limited partnerships for which Whale Rock serves as investment manager. Whale Rock, as those investment limited partnerships' investment manager, and Alexander Sacerdote, as managing member and owner of Whale Rock, may therefore be deemed to beneficially own Securities owned by such investment limited partnerships for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), insofar as they may be deemed to have the power to direct the voting or disposition of those Securities.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that Whale Rock or Alexander Sacerdote is, for any other purpose, the beneficial owner of any of the Securities, and each of Whale Rock and Alexander Sacerdote disclaims beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein.

Under the definition of "beneficial ownership" in Rule 13d-3 under the Act, it is also possible that the individual general partners, executive officers, and members of the foregoing entities might be deemed the "beneficial owners" of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of the Securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

The calculation of percentage of beneficial ownership in Item 11 was derived from (i) the Issuer's Form 6-K dated April 24, 2024 as filed with the Securities and Exchange Commission on April 25, 2024, in which the Issuer stated that there are 118,800,000 shares of Subordinate Voting Shares outstanding, and (ii) Amendment No.1 to the Issuer's Form 8-A, as filed with the Securities and Exchange Commission on April 25, 2024, in which the Issuer states that the reclassification of its Subordinate Voting Shares into Common Shares became effective as of such date.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CUSIP No. 15151Q207	SCHEDULE 13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2024

Whale Rock Capital Management LLC

By:	/s/ Alexander Sacerdote
Alexander Sacerdote, Managing Member

Alexander Sacerdote

By:	/s/ Alexander Sacerdote
Alexander Sacerdote

CUSIP No. 15151Q207	SCHEDULE 13G	Page 8 of 8 Pages

Exhibit I

JOINT FILING STATEMENT

The undersigned acknowledge and agree that the foregoing statement on SCHEDULE 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on SCHEDULE 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: May 10, 2024

Whale Rock Capital Management LLC

By:	/s/ Alexander Sacerdote
Alexander Sacerdote, Managing Member

Alexander Sacerdote

By:	/s/ Alexander Sacerdote
Alexander Sacerdote